SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2011

of

SPECTRA ENERGY RETIREMENT SAVINGS PLAN

Commission File Number 1-33007

Issuer of Securities held pursuant to the Plan is

SPECTRA ENERGY CORP

5400 Westheimer Court

Houston, Texas 77056

SPECTRA ENERGY RETIREMENT SAVINGS PLAN

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of

Spectra Energy Retirement Savings Plan

Houston, Texas

We have audited the accompanying statements of net assets available for benefits of the Spectra Energy Retirement Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplementary schedule is the responsibility of Plan management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP

Houston, Texas

June 15, 2012

SPECTRA ENERGY

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

(in thousands)

	December 31,
	2011	2010
ASSETS:
Investments, at fair value:
Participant-directed investments	$546,607	$254,654
Nonparticipant-directed investments	—	233,528

Total investments	546,607	488,182

Receivables:
Notes receivable from participants	8,620	8,255
Other receivables	1,383	255

Total receivables	10,003	8,510

Total assets	556,610	496,692
LIABILITIES:
Other payables	189	99

NET ASSETS AVAILABLE FOR BENEFITS	$556,421	$496,593

See Notes to Financial Statements.

SPECTRA ENERGY

RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

(in thousands)

Year ended December 31, 2011
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$49,496
Dividends	9,312

Total investment income	58,808

Interest income on notes receivable from participants	394

Contributions:
Participant	18,823
Employer	12,140
Rollover	672

Total contributions	31,635

Total additions	90,837

DEDUCTIONS:
Benefits paid to participants	30,935
Administrative expenses	74

Total deductions	31,009

NET INCREASE IN NET ASSETS	59,828
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	496,593

End of year	$556,421

See Notes to Financial Statements.

SPECTRA ENERGY

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

1.	Description of the Plan

The Spectra Energy Retirement Savings Plan (the Plan) is a defined contribution plan. Participants should refer to the Plan document for more complete information.

Participation and Purpose

The Plan is sponsored by Spectra Energy Corp (Spectra Energy or the Company). Spectra Energy and each of its affiliated companies that are at least 80%-owned and that participate in the Plan are collectively referred to as “Participating Companies.”

The purpose of the Plan is to provide an opportunity for eligible employees to enhance their long-term financial security through employee contributions, matching contributions from Participating Companies, and investments among certain investment funds, one of which provides an investment interest in Spectra Energy common stock. The Plan’s Employee Stock Ownership Plan (ESOP) feature is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Generally, employees of Participating Companies are eligible to enter and participate in the Plan if they (1) have attained the age of 18, and (2) are paid on a Participating Company’s U.S. payroll system.

Contributions

Participants may authorize payroll deductions from eligible earnings in the form of before-tax deferrals and/or after-tax deferrals. Participants may elect to contribute (subject to certain limitations) up to 75% of eligible earnings per pay period without regard to years of service. Various provisions of the Internal Revenue Code (IRC) may limit the deferrals of some highly compensated employees. The Plan is required to return contributions received during the Plan year in excess of IRC limits. All deferrals are exempt, up to the allowed maximum, from federal and state income tax withholding in the year they are deferred, but are subject to payroll taxes. Participant deferrals are intended to satisfy the requirements of Section 401(k) of the IRC. Participating Companies contribute (subject to certain limitations) an amount equal to 100% of before-tax contributions, excluding catch-up contributions, of up to 6% of eligible pay per pay period. Participant after-tax contributions and matching contributions are intended to satisfy the requirements of Section 401(m) of the IRC.

Employees who are eligible to make before-tax deferrals under the Plan and who have attained age 50 before the close of the Plan year shall be eligible to make catch-up contributions, in accordance with and subject to certain limitations.

Through December 31, 2010, matching contributions were initially invested in the Spectra Energy Common Stock Fund; however, participants could transfer all or a portion of the matching contributions out of the Spectra Energy Common Stock Fund into any other fund as early as the next business day. Effective January 1, 2011, participants are required to make separate investment elections for matching contributions.

Rollover Contributions to the Plan

Rollover contributions represent amounts recorded when participants elect to contribute amounts to their Plan accounts from other eligible, tax-qualified retirement plans or qualified individual retirement accounts.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, employer contributions, and Plan earnings, and charged with benefit payments and allocations of Plan losses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The selection from available investment funds is the sole responsibility of each participant. Participants may invest their Plan accounts in any or all of the investment funds offered in the Plan.

Vesting and Payment of Benefits

Participants are 100% vested in their Plan accounts. Participants may elect to receive certain distributions from their Plan accounts during continuation of employment. The Plan provides for several different types of in-service withdrawals, including hardship and age 59 1/2 withdrawals. A hardship distribution must comply with Section 401(k) of the IRC.

Upon termination of employment for any reason, participants (or if deceased, their beneficiaries) may request the distribution of the balance of their Plan accounts. Distributions are made as soon as practicable after the occasion for the distribution, except that participants may elect that a distribution be delayed until no later than April 1 of the calendar year following the calendar year in which they attain age 70 1/2. A beneficiary of a deceased participant may elect that a distribution be delayed for up to one year following the date of death.

Notes Receivable from Participants

Participants may borrow, with some limitations, from their accounts a minimum of $1 thousand up to a maximum equal to the lesser of (i) $50 thousand minus the highest outstanding loan balance during the 12-month period prior to the new loan, or (ii) 50% of their account balances. The terms of the notes that represent these loans range up to 58 months or up to 15 years for the purchase of a primary residence. The note is secured by the balance in the participant’s Plan account and the interest rate will be a reasonable fixed rate that is determined in accordance with the procedures established by the Spectra Energy Benefits Committee, which consider all relevant factors, including current rates of interest charged by commercial banks for similar notes. Principal and interest is paid ratably through payroll deductions. Note receipts will be reinvested based on the participant’s investment election for employee contributions at the time of repayment.

These loans shall be available to each eligible employee who is actively employed by a Participating Company, and whose account balance totals at least $2 thousand; provided, however, that if the eligible employee had a prior loan under the Plan that has been paid in full, the final payment on such loan was made at least seven days prior to the effective date of the new loan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded to participant accounts on the dividend payment date.

Management fees and operating expenses charged to the Plan for investments in the common trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan or the Company as provided in the Plan document.

Former employees who have account balances remaining under the Plan (and alternate payees under any qualified domestic relations order) are charged with a portion of the Plan’s record keeping expenses; the amount that will be charged is $25.75 per quarter. Active employees and participants who terminated due to disability will not be charged with such expenses. Administrative expenses other than these record keeping expenses will continue to be paid by the Company.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Reclassifications

Certain reclassifications have been made to the 2010 financial statements to conform to the 2011 financial statement presentation. These reclassifications had no effect on the Statement of Changes in Net Assets Available for Benefits.

3.	Investments

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits at either December 31, 2011 or 2010 are as follows:

	December 31,
	2011		2010
	(in thousands)
		Shares/units		Shares/units
Spectra Energy Common Stock Fund*	$265,944	8,649	$228,087	9,127
PIMCO Total Return Fund	38,857	3,575	37,680	3,472
Vanguard Prime Money Market Fund	88,556	88,556	71,414	71,414
BlackRock Equity Index Fund	27,785	588	26,267	556

*	Party-in-interest (see Note 6). Nonparticipant-directed in 2010 (see Note 4).

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

December 31, 2011
(in thousands)
Common stock funds:
Spectra Energy Common Stock Fund*	$52,630
Common collective trust funds:
Equity funds	(705)
Balanced funds	159
Registered investment funds	(2,732)
Target date funds	(149)
Separately managed funds—equity	293

Total net appreciation in fair value of investments	$49,496

*	Party-in-interest (see Note 6).

4.	Nonparticipant-directed Investments

Through December 31, 2010, the Spectra Energy Common Stock Fund was considered to be nonparticipant-directed for purposes of this disclosure as the participant-directed and nonparticipant-directed amounts could not be separately determined.

	December 31,
	2011		2010
	(in thousands)
Net Assets:
Spectra Energy common stock	$	*	$228,087
Interest bearing cash		*	5,441
Accrued interest and dividends		*	229
Due to broker for securities purchased		*	(11)

Net assets	$	*	$233,746

*	Investment considered participant-directed as of January 1, 2011.

5.	Related Party Transactions

Participants typically receive distributions in cash; however, they may elect to receive the amount that is invested in the Spectra Energy Common Stock Fund as of the date of distribution in whole shares of Spectra Energy common stock and cash for any fractional shares. In-kind distributions qualify as related party transactions. For the year ended December 31, 2011, in-kind distributions were $3 million for the Spectra Energy Common Stock Fund.

6.	Exempt Party-in-Interest Transactions

Fidelity Management Trust Company (Fidelity) is the trustee as defined by the Plan and, therefore, transactions with Fidelity and the funds they manage qualify as party-in-interest transactions. Investment management fees and operating fees paid by the Plan were included as a reduction of the return earned on each fund. Administrative fees paid by the Plan were $74 thousand for the year ended December 31, 2011.

Included in the Plan’s investments are shares of common stock of Spectra Energy, the Plan’s sponsor. Transactions in shares of Spectra Energy common stock qualify as party-in-interest transactions. At December 31, 2011 and 2010, the Plan held 8,648,583 and 9,127,139 shares, respectively, which equates to 16,760,865 and 17,646,654 equivalent units, respectively, under the Plan’s unitized recordkeeping approach, of Spectra Energy common stock with a cost basis of $189.5 million and $192.1 million, respectively. During the year ended December 31, 2011, the Plan recorded related dividend income of approximately $6.9 million.

7.	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants’ accounts will be distributed as permitted by law.

8.	Federal Income Tax Status

The Plan has applied for but has not received a determination letter from the Internal Revenue Service (IRS). The Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

US GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

9.	Fair Value Measurements

Assets are fair valued by maximizing the use of observable inputs and minimizing the use of unobservable inputs. Fair value is the exchange price that would be received for an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date.

The three levels of the fair value hierarchy are described as follows:

Level 1

Inputs to the valuation methodology are quoted unadjusted prices for identical assets in active markets.

Level 2

Inputs to the valuation methodology include quoted prices for similar assets in active markets, and inputs that are observable for the asset, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3

The Plan had no Level 3 assets at December 31, 2011 or 2010.

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The money market fund is valued at cost, which approximates fair value. Shares of registered investment funds are valued at quoted market prices, which represent the net assets value of shares held by the Plan at year end. Spectra Energy Common Stock is stated at estimated fair value, which has been determined based on the fair value of the underlying investments within the funds; this common stock fund is a unitized fund specific to the Plan. Investments in common collective investment trust funds and separately managed funds (funds) are stated at fair values, which have been determined based on the unit values of the funds. Unit values are determined by the organization sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at each valuation date.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Spectra Energy Common Stock Fund is classified as Level 2 because unitized stock funds are comprised of common stock and a short-term cash component. The value of a unit reflects the combined market value of the underlying stock and market value of the short-term cash position. The market value of the common stock portion of the fund is based on the closing market price of the common stock on the New York Stock Exchange times the number of shares held in the fund.

The tables below include the major categories for debt and equity securities on the basis of the nature and risk of the investments:

	December 31, 2011
	Level 1	Level 2	Total
	(in thousands)
Investment
Money market fund	$88,556	$—	$88,556
Registered investment funds	57,498	—	57,498
Common stock fund	—	271,081	271,081
Common collective trust funds:
Equity funds	—	90,685	90,685
Fixed income funds	—	1,984	1,984
Target date funds	—	36,803	36,803

Total	$146,054	$400,553	$546,607

	December 31, 2010
	Level 1	Level 2	Total
	(in thousands)
Investment
Money market fund	$71,414	$—	$71,414
Registered investment funds	56,921	—	56,921
Common stock fund	—	233,528	233,528
Common collective trust funds:
Equity funds	—	70,689	70,689
Fixed income funds	—	1,284	1,284
Balanced funds	—	28,654	28,654
Target date funds	—	5,792	5,792
Separately managed funds—equity	473	19,427	19,900

Total	$128,808	$359,374	$488,182

10.    Net Asset Value (NAV) Per Share

The Plan’s investments for which fair values are estimated using NAV per share are summarized in the following tables:

	December 31, 2011
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
	(in thousands)
BlackRock Equity Index Fund (a)	$27,785	None	Immediate	None	None
U.S. Small/Mid Cap Equity Fund (b)	18,992	None	Immediate	None	None
Spectra Energy Common Stock Fund (c)	271,081	None	Immediate	Immediate	None

	December 31, 2010
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
	(in thousands)
BlackRock Equity Index Fund (a)	$26,267	None	Immediate	None	None
U.S. Small/Mid Cap Equity Fund (b)	19,900	None	Immediate	None	None
Spectra Energy Common Stock Fund (c)	233,528	None	Immediate	Immediate	None
State Street Global Advisory-Conservative Balanced Fund (d)	9,051	None	Immediate	None	None
State Street Global Advisory-Moderate Balanced Fund (e)	9,587	None	Immediate	None	None
State Street Global Advisory-Aggressive Balanced Fund (f)	10,016	None	Immediate	None	None

(a)	The BlackRock Equity Index Fund seeks to provide long-term capital growth and income by attempting to provide results that track the performance of the Standard & Poor’s 500 (S&P 500) Index.
(b)	The U.S. Small/Mid Cap Equity Fund seeks a return (capital appreciation and current income) greater than that of the Russell 2500 Index. In doing so, the fund will place relatively greater emphasis on capital appreciation than on current income.
(c)	The Spectra Energy Common Stock Fund is for investors seeking capital appreciation over the long-term through, and with an acceptance of the volatility inherent with, investment in a single company’s stock.
(d)	The State Street Global Advisory (SSGA) Conservative Balanced Fund seeks to provide a stand-alone, well-diversified investment fund for investors who have a short-to-medium investment time frame or are looking for a single investment fund that provides an opportunity for stable income with controlled risk in addition to some growth. This fund was liquidated in 2011.
(e)	The SSGA Moderate Balanced Fund seeks to provide a stand-alone, well-diversified investment fund for investors who have a longer investment time frame or are looking for a single investment fund that provides the opportunity for income and long-term capital growth. This fund was liquidated in 2011.
(f)	The SSGA Aggressive Balanced Fund seeks to provide a stand-alone, well-diversified investment fund for investors who have a longer investment time frame or are looking for a single investment fund that provides the opportunity for long-term capital growth and some income. This fund was liquidated in 2011.

SPECTRA ENERGY

RETIREMENT SAVINGS PLAN

Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets (Held at End of Year)

EIN: 20-5413139 PN: 002

	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	December 31, 2011
(a)			(d) Cost	(e) Current Value
			(in thousands)
	Interest bearing cash	Interest bearing cash	$ *	$5,137
	Vanguard Prime Money Market Fund	Money Market Fund	*	88,556
	Registered Investment Funds:
	Templeton Foreign Equity Fund	Registered Investment Fund	*	15,797
	PIMCO Total Return Fund	Registered Investment Fund	*	38,857
	American Beacon Small Cap Value Equity Fund	Registered Investment Fund	*	2,844

	Total registered investment funds			57,498

	Common Collective Trust Funds:
	Blackrock Equity Index Fund	Common Collective Trust Fund	*	27,785
	Robeco Large Cap Value Fund	Common Collective Trust Fund	*	21,598
	Rainier U.S. Large Cap Growth Equity Fund	Common Collective Trust Fund	*	19,911
	U.S. Small/Mid Cap Equity Fund	Common Collective Trust Fund	*	18,992
	TCW U.S. Small Cap Growth Equity Fund	Common Collective Trust Fund	*	2,399
	Blackrock US Debt Fund	Common Collective Trust Fund	*	1,983
	Blackrock LifePath Retirement Fund	Common Collective Trust Fund	*	2,759
	Blackrock LifePath 2015 Fund	Common Collective Trust Fund	*	4,785
	Blackrock LifePath 2020 Fund	Common Collective Trust Fund	*	9,822
	Blackrock LifePath 2025 Fund	Common Collective Trust Fund	*	7,657
	Blackrock LifePath 2030 Fund	Common Collective Trust Fund	*	5,104
	Blackrock LifePath 2035 Fund	Common Collective Trust Fund	*	2,168
	Blackrock LifePath 2040 Fund	Common Collective Trust Fund	*	1,858
	Blackrock LifePath 2045 Fund	Common Collective Trust Fund	*	1,549
	Blackrock LifePath 2050 Fund	Common Collective Trust Fund	*	1,102

	Total common and collective trust funds			129,472

	Common and Company Stock
**	Spectra Energy Common Stock Fund	Common Stock Fund	*	265,944

	Total Investments			546,607

	Spectra Energy Loan Fund—Participant Loans	Interest rates ranging from 4.25% to 10.50% maturing through 2026		8,620

				$555,227

*	Cost information is not required for participant-directed investments and therefore is not provided.
**	Party-in-interest (see Note 6).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Spectra Energy Corp Benefits Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Spectra Energy Retirement Saving Plan

Date: June 15, 2012	By:	/s/ Charlotte Wayland
Charlotte Wayland
VP Executive and U.S. Benefits

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm.